EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Income from Continuing Operations	$144,363	$98,198	$156,501	$118,779	$116,221	$227,432	$131,426
Fixed charges	102,488	60,951	81,451	65,263	50,393	44,536	42,424
Adjusted Earnings	$246,851	$159,149	$237,952	$184,042	$166,614	$271,968	$173,850

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$102,488	$60,951	$81,451	$65,263	$50,393	$44,536	$42,424
Preferred distributions	19,299	5,742	7,656	7,656	9,674	14,780	7,572

Combined Fixed Charges and Preferred Distributions	$121,787	$66,693	$89,107	$72,919	$60,067	$59,316	$49,996

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.03x	2.39x	2.67x	2.52x	2.77x	4.59x	3.48x